SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs at the end of the section entitled “Litigation”:

“On March 23, 2011, the plaintiff in a pre-existing derivative lawsuit against the Board of Directors of the Company pending in the United States District Court for the Northern District of California, which is captioned In re Celera Corp. Derivative Litigation, No. C 10-02935 JW, filed a motion for leave to file an amended consolidated complaint and to seek expedited discovery. The motion will be heard on April 18, 2011. The proposed amended complaint would also assert putative class action claims against members of the Company Board, as well as the Company, Parent and Purchaser. The class action allegations in the proposed amended complaint are substantially similar to the allegations in the lawsuits challenging the Offer and the Merger pending in the Delaware Court of Chancery and Alameda Superior Court.

On March 29, 2011, a putative class action lawsuit captioned Eric Wolf v. Celera Corporation, et al., was filed in the Alameda Superior Court. The complaint names as defendants the members of the Company Board, as well as the Company, Parent and Purchaser. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claims that the Company, Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and Merger between the Company and Parent involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the transactions to benefit themselves personally. The complaint further alleges that the fairness opinion of Credit Suisse directed to the Company Board was materially false and misleading. The complaint seeks compensatory damages and injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit, and will contest them vigorously.

On March 29, 2011, a putative class action lawsuit captioned Henderson, et al. v. Ayers, et al., was filed in the Delaware Court of Chancery. The complaint names as defendants the members of the Company Board, as well as the Company, Parent and Purchaser. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claims that Parent aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and Merger between the Company and Parent involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the transactions to benefit themselves personally. The complaint seeks compensatory damages and injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit, and will contest them vigorously.

On April 1, 2011, the three purported stockholder action complaints previously filed in the Delaware Court of Chancery, captioned New Orleans Employees’ Retirement System v. Ayers, et al., Ariel Holdings LLC v. Ayers, et al. and Henderson, et al. v. Ayers, et al. were consolidated into one as In re Celera Corporation Shareholder Litigation, Consolidated C.A. No. 6304-VCP, with New Orleans Employees’ Retirement System as the Lead Plaintiff in the consolidated action.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten

Name:	Scott K. Milsten

Title:	Senior Vice President, General Counsel and Secretary

Dated: April 1, 2011